EXHIBIT 1.1

EXECUTION VERSION

4,400,000 Ordinary Shares
Par Value NIS 0.01

MEDIWOUND LTD.
UNDERWRITING AGREEMENT

September 19, 2017
Cowen and Company, LLC
Wells Fargo Securities, LLC
As Representatives of the Several Underwriters,

c/o Cowen and Company, LLC,
599 Lexington Avenue,
New York, N.Y. 10022

c/o Wells Fargo Securities, LLC,
375 Park Avenue, 4th Floor,
New York, N.Y. 10152

Dear Sirs:

1. Introductory. MediWound Ltd., a company organized under the laws of the State of Israel (the “Company”), agrees with the several Underwriters named in Schedule A hereto (“Underwriters”) to issue and sell to the several Underwriters 4,400,000 ordinary shares, NIS 0.01 par value (“Securities”) of the Company (said Securities to be issued and sold by the Company being hereinafter called the “Firm Securities”) and also proposes to issue and sell to the Underwriters, at the option of the Underwriters, an aggregate of not more than 660,000 additional Securities (“Optional Securities”) as set forth below. The Firm Securities and the Optional Securities are herein collectively called the “Offered Securities”.

2. Representations and Warranties of the Company.  The Company represents and warrants to, and agrees with, each of the several Underwriters that:

(a) Filing and Effectiveness of Registration Statement; Certain Defined Terms.  The Company has filed with the Commission a registration statement on Form F-3 (No. 333-209106), including a related prospectus or prospectuses, covering the registration of the Offered Securities under the Act, which has become effective.  “Registration Statement” at any particular time means such registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified.  “Registration Statement” without reference to a time means the Registration Statement as of the Effective Time.  For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B.

For purposes of this Agreement:

“430B Information”, with respect to any registration statement, means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f) under the Act.

“430C Information”, with respect to any registration statement, means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C under the Act.

“Act” means the Securities Act of 1933, as amended.

“Applicable Time” means 6:30 a.m. (New York time) on the date of this Agreement.

“Audit Committee” means the audit committee of the Board.

“Board” means the Company’s board of directors.

“Closing Date” has the meaning defined in Section 3 hereof.

“Commission” means the Securities and Exchange Commission.

“Company” has the meaning set out in Section 1.

“Cowen” means Cowen and Company, LLC.

“Effective Time” of the Registration Statement relating to the Offered Securities means the time of the first contract of sale for the Offered Securities.

“Environmental, Health or Safety Laws” has the meaning set out in Section 2(v).

“Emerging Growth Company” has the meaning set out in Section 2(mm).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Offered Securities and otherwise satisfies Section 10(a) of the Act.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Firm Securities” has the meaning set out in Section 1.

“First Closing Date” has the meaning set out in Section 3(b).

“General Disclosure Package” has the meaning set out in Section 2(e).

“General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule B to this Agreement.

“Innovation Authority” has the meaning set out in Section 2(n).

“Intellectual Property Rights” has the meaning set out in Section 2(u).

“Internal Controls” has the meaning set out in Section 2(z).

“Internal Control Event” shall mean any significant deficiency, material weakness or change in Internal Controls or any fraud involving management or other employees who have a significant role in Internal Controls.

“Investment Center” has the meaning set out in Section 2(n).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder.

“Israeli Securities Law” means the Israeli Securities Law, 5728-1968, as amended, and the regulations promulgated thereunder.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Offered Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.

“Licenses” has the meaning set out in Section 2(s).

“Lock-Up Period” has the meaning set out in Section 5(l).

“Lock-Up Securities” has the meaning set out in Section 5(l).

“Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise) of the Company or its subsidiaries or the results of their operations, business, properties or prospects, taken as a whole.

“Offered Securities” has the meaning set out in Section 1.

“Optional Closing Date” has the meaning set out in Section 3(d).

“Optional Securities” has the meaning set out in Section 1.

“Person” means an individual or entity.

“Registration Statement” has the meaning set out in Section 2(a).

“Rules and Regulations” means the rules and regulations of the Commission.

“Representatives” means Cowen and Wells Fargo, as representatives of the several Underwriters.

“Securities” has the meaning set out in Section 1.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board (the “PCAOB”) and, as applicable, the rules of the NASDAQ Stock Market, including any applicable phase-in periods specified by the rules of the NASDAQ Stock Market (“Exchange Rules”).

“Statutory Prospectus” with reference to any particular time means the prospectus relating to the Offered Securities that is included in the Registration Statement immediately prior to that time, including all 430B Information and all 430C Information with respect to the Registration Statement.  For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

“Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Act.

“Underwriters” has the meaning set out in Section 1.

“Wells Fargo” means Wells Fargo Securities, LLC.

Unless otherwise specified, a reference to a particular “Rule” is to the indicated rule under the Act.

(b) Compliance with Securities Act Requirements.  (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Effective Time relating to the Offered Securities and (D) on the Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) (A) on its date, (B) at the time of filing the Final Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(b) hereof.

(c) Shelf Registration Statement.  The date of this Agreement is not more than three years subsequent to the initial effective time of the Registration Statement.  If, immediately prior to the third anniversary of the initial effective time of the Registration Statement, any of the Offered Securities remain unsold by the Underwriters, the Company will prior to that third anniversary file, if it has not already done so, a new shelf registration statement relating to the Offered Securities, in a form satisfactory to the Representatives, will use its best efforts to cause such registration statement to be declared effective within 180 days after that third anniversary, and will take all other action necessary or appropriate to permit the public offering and sale of the Offered Securities to continue as contemplated in the expired registration statement relating to the Offered Securities.  References herein to the Registration Statement shall include such new shelf registration statement.

(d) Ineligible Issuer Status.  (i) At the earliest time after the filing of the Registration Statement that the Company made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Offered Securities and (ii) at the date of this Agreement, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, including (x) the Company or any subsidiary in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Act and not being the subject of a proceeding under Section 8A of the Act in connection with the offering of the Offered Securities, all as described in Rule 405.

(e) General Disclosure Package.  As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time, the preliminary prospectus supplement, dated September 18, 2017, including the base prospectus, dated March 7, 2016 (which is the most recent Statutory Prospectus distributed to investors generally), and the other information, if any, stated in Schedule B to this Agreement to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus or individual Testing-the-Waters Communication that has been approved by the Company, when considered together with the General Disclosure Package, included, includes or will include any untrue statement of a material fact or omitted, omits or will omit any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements made in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof.

(f) Issuer Free Writing Prospectuses.  Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (i) the Company will promptly notify the Representatives and (ii) the Company will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. The first sentence of this paragraph does not apply to statements made in or omissions from any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof.

(g) Due Organization and Existence of the Company.  The Company has been duly organized and is existing under the laws of the State of Israel, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; and the Company is duly qualified to do business as a foreign corporation in good standing (where such concept is applicable) in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, result in a Material Adverse Effect.

(h) Subsidiaries.  The Company’s only subsidiaries, direct or indirect, are MediWound Germany GmbH and MediWound UK Limited. Each of these subsidiaries is a wholly owned subsidiary of the Company. Each of the subsidiaries has been duly organized and is existing and in good standing, where such concept is applicable, under the laws of the jurisdiction of its organization, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; and each subsidiary is duly qualified to do business as a foreign corporation in good standing (where such concept is applicable) in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. All of the issued and outstanding capital stock of each subsidiary has been duly authorized and validly issued and is fully paid and nonassessable. The capital stock of each subsidiary owned by the Company, directly or through subsidiaries, is owned free from liens, encumbrances and defects. MediWound UK Limited does not have any assets and does not conduct any operations.

(i) Offered Securities; Capitalization.  The Offered Securities and all other issued and outstanding ordinary shares of the Company have been duly authorized; the authorized share capital of the Company is as set forth in the General Disclosure Package; all issued and outstanding shares of the Company are, and, when the Offered Securities have been delivered and paid for in accordance with this Agreement on each Closing Date, such Offered Securities will have been, validly issued, fully paid and nonassessable, will conform in all material respects to the information in the General Disclosure Package and to the description of such Offered Securities contained in the Final Prospectus; the shareholders of the Company have no preemptive rights with respect to the Offered Securities; and none of the issued and outstanding ordinary shares of the Company have been issued in violation of any preemptive or similar rights of any security holder or any Person. Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, there are no outstanding (A) securities or obligations of the Company convertible into or exchangeable for any ordinary shares of the Company, (B) warrants, rights or options to subscribe for or purchase from the Company any such ordinary shares or any such convertible or exchangeable securities or obligations, or (C) obligations of the Company to issue or sell any ordinary shares, any such convertible or exchangeable securities or obligations or any such warrants, rights or options. The Company has not, directly or indirectly, offered or sold any of the Offered Securities by means of any “prospectus” (within the meaning of the Act and the Rules and Regulations) or used any “prospectus” or made any offer (within the meaning of the Act and the Rules and Regulations) in connection with the offer or sale of the Offered Securities, in each case other than the preliminary prospectus supplement referred to in Section 2(e) hereof.

(j) Other Offerings. The Company has not sold, issued or distributed any ordinary shares during the 6-month period preceding the date hereof, including any sales pursuant to Rule 144A, or under Regulations D or S of, the Act, other than ordinary shares issued pursuant to employee incentive plans, qualified stock option plans or other employee compensation plans, or pursuant to outstanding options, rights or warrants, each as described in the General Disclosure Package, the Registration Statement and the Final Prospectus.

(k) No Finder’s Fee.  Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, there are no contracts, agreements or understandings between the Company and any Person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Offered Securities.

(l) Registration Rights.  Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus (if at all), there are no contracts, agreements or understandings between the Company and any Person granting such Person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such Person or to require the Company to include such securities in the securities registered pursuant to a Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act (collectively, “Registration Rights”), and any Person (if any) to whom the Company has granted Registration Rights has agreed not to exercise such rights until after the expiration of the Lock-Up Period referred to in Section 5(l) hereof.

(m) Listing.  The outstanding Securities are listed on the NASDAQ Global Market and the Offered Securities have been approved for listing on the NASDAQ Global Market, subject to notice of issuance.

(n) Absence of Further Requirements.  No consent, approval, authorization, or order of, or filing or registration with, any Person (including any governmental agency or body or any court), including, without limitation, the Israel Securities Authority, is required to be obtained or made by or on behalf of the Company for the consummation of the transactions contemplated by this Agreement in connection with the offering, issuance and sale of the Offered Securities by the Company, except for (i) the obligation to file certain information following the Closing Date with the Investment Center of the Ministry of Economy and Industry of the State of Israel (the “Investment Center”), and, prior to the Closing Date, with the Israeli National Technological Innovation Authority (formerly operating as the Office of the Chief Scientist) in the Israeli Ministry of Economy and Industry (the “Innovation Authority”) and the Israel Registrar of Companies, and (ii) such approvals as have been obtained or made, or as may be required by FINRA and as may be required under state securities laws and the securities laws of any jurisdiction outside the United States.  Subject to the Underwriters’ compliance with their obligation under Section 6(b) hereof, the Company is not required to publish a prospectus in the State of Israel under the laws of the State of Israel with respect to the offer and sale of the Offered Securities.

(o)Title to Property.  Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, the Company and its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them, in each case free from liens, charges, encumbrances and defects that would affect the value thereof or interfere with the use made or to be made thereof by them except in circumstances that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, the Company and its subsidiaries hold any material leased real or personal property under valid and enforceable leases with no terms or provisions that would materially interfere with the use made or to be made thereof by them. The preceding sentence does not apply to any intellectual property rights, which are covered by the representations and warranties contained in Section 2(u) hereof.

(p) Absence of Defaults and Conflicts Resulting from Transaction.  The execution, delivery and performance of this Agreement, and the issuance and sale of the Offered Securities will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a Debt Repayment Triggering Event (as defined below) under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to (i) the articles of association, charter or by-laws or similar organizational documents of the Company or any of its subsidiaries, (ii) any statute, rule, regulation or order of any governmental agency or body applicable to the Company or any of its subsidiaries or any court, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their properties, or (iii) any agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the properties of the Company or any of its subsidiaries is subject except, for purposes of clauses (ii) and (iii), any such breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  A “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture, or other evidence of indebtedness (or any Person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(q) Absence of Existing Defaults and Conflicts.  Neither the Company nor any of its subsidiaries is in violation of its respective memorandum of association, articles of association, charter or by-laws or similar organizational documents or in default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject, or in violation of any condition or requirement stipulated (i) by the instruments of approval granted to it by the Innovation Authority, including with respect to any research and development grants or benefits given to the Company by such office or (ii) with respect to any instrument of approval granted to it by the Investment Center, except such defaults (other than defaults under the Company’s articles of association or other organizational documents) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has not received any notice denying, revoking or modifying any “approved enterprise” or “benefited enterprise” or “preferred enterprise” status with respect to any of the Company’s facilities or operations or with respect to any grants or benefits from the Innovation Authority or the Investment Center (including, in all such cases, notice of proceedings or investigations related thereto). All information supplied by the Company with respect to the applications or notifications relating to such “approved enterprise” status, “benefited enterprise” status and “preferred enterprise” status and to grants and benefits from the Innovation Authority or the Investment Center was true, correct and complete in all material respects when supplied to the appropriate authorities.  The Company is in compliance in all material respects with the Israeli Companies Law and the Israeli Securities Law.

(r) Authorization of Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(s) Possession of Licenses and Permits.  The Company and its subsidiaries possess, and are in compliance with the terms of, all certificates, authorizations, consents, franchises, licenses and permits (“Licenses”), including, without limitation, any licenses issued by the European Medicines Agency (“EMA”) or the U.S. Food and Drug Administration (“FDA”), necessary to the conduct of the business now conducted or proposed in the General Disclosure Package to be conducted by them, except where the failure to possess or be in compliance with any such Licenses would not, individually or in the aggregate, have a Material Adverse Effect, and the Company has not received any notice relating to the revocation or modification of any Licenses (or non-compliance therewith) that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect. The Company and its subsidiaries (i) are, and at all times have been, in compliance with all statutes, rules and regulations of the FDA, the EMA and other federal, state, local or foreign governmental and regulatory authorities applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product or pipeline product manufactured or distributed by the Company or its subsidiaries, except where such noncompliance would not, individually or in the aggregate, have a Material Adverse Effect.

(t) Absence of Labor Dispute.  No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent that would, individually or in the aggregate, have a Material Adverse Effect.

(u) Possession of Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries own, have a license to, possess or can acquire on reasonable terms sufficient trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets, inventions, know-how and other intellectual property and similar rights, including registrations and applications for registration thereof (collectively, “Intellectual Property Rights”) necessary to the conduct of their businesses as now conducted or as proposed in the General Disclosure Package to be conducted by them.  Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus:

(i) there are no rights of third parties to any of the Intellectual Property Rights owned by the Company or its subsidiaries (other than Intellectual Property Rights licensed or granted by the Company to its collaboration partners and licensees);

(ii) to the Company’s knowledge, there is no material infringement, misappropriation or other violation, or the occurrence of any event that with notice or the passage of time would constitute any of the foregoing, by any third parties of any of the Intellectual Property Rights of the Company or its subsidiaries;

(iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s or any subsidiary’s rights in or to its Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim;

(iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of any Intellectual Property Rights of the Company or its subsidiaries;

(v) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by any third party that the Company or any subsidiary infringes, misappropriates or otherwise violates any Intellectual Property Rights or other proprietary rights of any third party;

(vi) none of the Intellectual Property Rights used by the Company or its subsidiaries in their businesses has been obtained or is being used by the Company or its subsidiaries in violation of any contractual obligation that is binding on the Company or its subsidiaries;

(vii) the Company and its subsidiaries take reasonable measures to maintain and protect the Intellectual Property Rights necessary or material to the conduct of their businesses as now conducted or as proposed in the General Disclosure Package to be conducted by them, including trade secrets contained therein, including by requiring all employees, officers and consultants of and to the Company and its subsidiaries to sign agreements or otherwise agree to keep proprietary information of the Company and its subsidiaries in confidence and not to use it except on behalf of the Company, and requiring all third parties having access to material Intellectual Property Rights to sign confidentiality and non-use agreements or otherwise agree in writing to adequately maintain the confidentiality and not to use such Intellectual Property Rights; and

(viii)          the Company and its subsidiaries have at all times complied in all material respects with applicable laws pertaining to data privacy,

except in each case covered by clauses (i)–(vi) such as would not, if determined adversely to the Company or its subsidiaries, as applicable, individually or in the aggregate, have a Material Adverse Effect.

(v) Environmental Laws.  Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its subsidiaries (i) has received written notice from any governmental agency or body claiming that it is in, or is in, violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to (A) the use, storage, disposal, emission or release of hazardous or toxic substances, (B) the protection or restoration of the environment, or (C) human exposure to hazardous or toxic substances or any other health or safety precaution, measure or procedure (collectively, “Environmental, Health or Safety Laws”), (ii) to the Company’s knowledge, owns or operates any real property contaminated with any substance that is subject to any Environmental, Health or Safety Laws, (iii) is liable for any off-site disposal or contamination pursuant to any Environmental, Health or Safety Laws, or (iv) is subject to any claim relating to any Environmental, Health or Safety Laws and the Company is not aware of any pending investigation which might lead to such a claim.

(w) Accurate Disclosure.  The statements in (i) the General Disclosure Package and the Final Prospectus under the headings “Taxation”, “Description of Ordinary Shares”, “Prospectus Supplement Summary” and “Enforceability of Civil Liabilities”, (ii) Part II, Item 8 of the Registration Statement and (iii) the Company’s annual report on Form 20-F for the year ended December 31, 2016 under the headings “Item 3. Key Information – D. Risk Factors – Risks Primarily Related to our Operations in Israel – It may be difficult to enforce a U.S. judgment against us…”, “Item 4. Information on the Company – B. Business Overview”, “Item 6. Directors, Senior Management and Employees”, “Item 7. Major Shareholders and Related Party Transactions”, “Item 10. Additional Information – B. Articles of Association” and “Item 10. Additional Information – C. Material Contracts”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries, in all material respects, of such legal matters, agreements, documents or proceedings and present the information required to be shown.

(x) Absence of Manipulation.  Neither the Company nor any of its subsidiaries or affiliates under the Company's control have taken, directly or indirectly, any action that is designed to or that has constituted or that would reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities. In addition, the Company has not engaged in any form of solicitation, advertising or any other action constituting an offer or sale under the Israeli Securities Law in connection with the transactions contemplated hereby which would require the Company to publish a prospectus in the State of Israel under the laws of the State of Israel.

(y) Statistical and Market-Related Data.  Any third-party statistical and market-related data included in the Registration Statement, a Statutory Prospectus, the General Disclosure Package or any Testing-the-Waters Communication are based on or derived from sources that the Company believes to be reliable and accurate and, if required, the Company has obtained written consent to the use of such data from such sources.

(z) Internal Controls and Compliance with the Sarbanes-Oxley Act.  The Company is in compliance in all material respects with the applicable provisions of Sarbanes-Oxley and all applicable Exchange Rules. The Company maintains a system of internal controls, including disclosure controls and procedures, internal controls over accounting matters and financial reporting and legal and regulatory controls (collectively, “Internal Controls”) that comply with the applicable Securities Laws and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Internal Controls are overseen by the Audit Committee in accordance with applicable Exchange Rules.  The Company has not publicly disclosed or reported to the Audit Committee or the Board, and within the next 135 days the Company does not reasonably expect to publicly disclose or report to the Audit Committee or the Board, a significant deficiency, a material weakness, change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls, any violation of, or failure to comply with, the Securities Laws, or any matter which, if determined adversely, would have a Material Adverse Effect.

(aa) Litigation.  Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, there are no pending actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) against or affecting the Company, any of its subsidiaries or any of their respective properties that, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, or which are otherwise material in the context of the sale of the Offered Securities; and no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) are, to the Company’s knowledge, threatened or contemplated.

(bb) Financial Statements.  The financial statements and the summary and selected financial and statistical data included in the Registration Statement and the General Disclosure Package present fairly in all material respects the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with IFRS applied on a consistent basis and the schedules, if any, included in the Registration Statement present fairly in all material respects the information required to be stated therein. The Company does not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any “variable interest entities” within the meaning of Financial Account Standards Board Interpretation No. 46), not disclosed in the Registration Statement, the General Disclosure Package and the Final Prospectus.  There are no financial statements that are required to be included in the Registration Statement, the General Disclosure Package or the Final Prospectus that are not included as required.

(cc) No Material Adverse Change in Business.  Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, since the end of the period covered by the latest audited financial statements included in the General Disclosure Package (i) there has been no change, nor any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries, taken as a whole that is material and adverse; (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital; (iii) there has been no material adverse change in the share capital, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Company and its subsidiaries; (iv) there has been no material transaction entered into and there is no material transaction that is probable of being entered into by the Company other than transactions in the ordinary course of business; (v) there have been no obligations, direct or contingent, that are material to the Company taken as a whole, incurred by the Company, except obligations incurred in the ordinary course of business, and (vi) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court, arbitrator or governmental or regulatory authority.

(dd) Investment Company Act.  The Company is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the General Disclosure Package, will not be required to register as an “investment company” as defined in the Investment Company Act.

(ee) PFIC Status.  Subject to the qualifications and assumptions set forth in the General Disclosure Package, the Registration Statement and the Final Prospectus, and based on certain estimates of the Company’s gross income and gross assets, its intended use of the proceeds of this offering and the nature of its business, the Company does not expect that it will be classified as a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, for the taxable year ending December 31, 2017.

(ff) Taxes. The Company and its subsidiaries have filed all material federal, state, local and non-U.S. tax returns that are required to be filed by them or have requested extensions thereof, except in any case in which the failure so to file would not reasonably be expected to have a Material Adverse Effect; and, the Company and its subsidiaries have paid all taxes (including any assessments, fines or penalties) required to be paid by them, except for any such taxes, assessments, fines or penalties currently being contested in good faith or as would not, individually or in the aggregate, if not so paid, reasonably be expected to have a Material Adverse Effect. No stamp or other issuance or transfer taxes or duties, and assuming that the Underwriters are not otherwise subject to taxation in Israel due to Israeli tax residence or the existence of a permanent establishment in Israel, then no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the State of Israel or to any political subdivision thereof or therein with respect to the sale and delivery by the Underwriters of the Offered Securities as contemplated in this Agreement.

(gg) Insurance. Except as set forth in or contemplated in the General Disclosure Package, the Registration Statement and the Final Prospectus (exclusive of any supplement thereto), the Company and its subsidiaries have or carry insurance against such losses and risks and in such amounts as are prudent and customary for the businesses in which they are engaged; all policies of insurance insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; and there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect.

(hh) No Unlawful Payments.  None of the Company, its subsidiaries, its controlled affiliates nor any of their respective officers or directors nor, to the Company’s knowledge, any of their respective employees or agents or other Persons associated with or acting on behalf of the Company or any of its subsidiaries has (a) violated, and the Company and its subsidiaries intend to, as of the First Closing Date, institute and maintain policies and procedures designed to ensure continued compliance with, anti-bribery laws to which they are subject, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977 or any other law, rule or regulation of similar purpose and scope, including Sections 291 and 291A of the Israel Penal Law, 5737-1977 and the rules and regulations thereunder; or (b) (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(ii) Compliance with Anti-Money Laundering Laws.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with all applicable anti-money laundering laws, including but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code section 1956 and 1957, the Patriot Act, the Bank Secrecy Act, the Currency and Foreign Transactions Reporting Act of 1970, Israel Prohibition on Money Laundering Law, 5760-2000 and Prohibition on Money Laundering Order, 5761-2001, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s knowledge, threatened.

(jj) OFAC. None of the Company, its subsidiaries, its controlled affiliates nor any of their respective officers or directors nor, to the Company’s knowledge, any of their respective employees or agents or other Persons associated with or acting on behalf of the Company or any of its subsidiaries, (i) has violated, nor shall the Company’s participation in the offering violate, and the Company and its subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with all applicable laws and regulations imposing U.S. economic sanctions measures, including, but not limited to, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the United Nations Participation Act, and the Syria Accountability and Lebanese Sovereignty Act, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”) or (ii) is currently the subject or target of any Sanctions.  The Company is not located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the sale of the Offered Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(kk) Regulatory Filings. The Company and its subsidiaries have filed with applicable regulatory authorities all statements, reports, information or forms required by any applicable law, regulation or order, except where the failure to so file would not, individually or in the aggregate, have a Material Adverse Effect. All such filings were in compliance with applicable laws when filed and, to the Company’s knowledge, no deficiencies have been asserted by any regulatory commission, agency or authority with respect to any such filing, except for any such failures to be in compliance or deficiencies that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has timely made all filings required to be made by it under the Exchange Act.

(ll) No Restrictions on Payments by Subsidiaries. No subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, (i) from paying any dividends to the Company, (ii) from making any other distribution on such subsidiary’s capital stock, (iii) from repaying to the Company any loans or advances to such subsidiary from the Company or (iv) from transferring any of such subsidiary’s material properties or assets to the Company or any other subsidiary of the Company.

(mm) Emerging Growth Company Status. From the time of the first filing of the Registration Statement with the Commission (or, if earlier, the first date on which the Company engaged directly or through any Person authorized to act on its behalf in any Testing-the-Waters Communication) through the date hereof, the Company has been and is an “emerging growth company”, as defined in Section 2(a) of the Act (an “Emerging Growth Company”).

(nn) Use of Testing-the-Waters Communications. The Company (a) has not alone engaged in any Testing-the-Waters Communications and (b) has not authorized anyone other than the Representatives to engage in Testing-the-Waters Communications. The Company reconfirms that the Representatives have been authorized to act on its behalf in undertaking Testing-the-Waters Communications; provided however, that no such undertaking may be made without the Company’s prior written consent, except as otherwise agreed. The Company has not distributed any written Testing-the-Waters Communications.

(oo) Regulation M. Neither the Company nor, to the Company's knowledge, any of its affiliates (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, a violation of Regulation M under the Exchange Act.

(pp) Independent Accountant. Kost Forer Gabay & Kasierer, a member firm of Ernst & Young Global, who have certified certain financial statements of the Company and its consolidated subsidiaries, and delivered their report with respect to the audited consolidated financial statements and schedules included in the General Disclosure Package and the Final Prospectus, is an independent registered public accounting firm with respect to each of the Company and such subsidiaries within the meaning of the Act, the applicable published rules and regulations thereunder and the rules of the PCAOB.

(qq) Agent for Service of Process. The Company has validly and irrevocably appointed Cogency Global Inc. as its authorized agent for service of process pursuant to this Agreement and Puglisi & Associates as its authorized agent for service of process in connection with the Registration Statement.

(rr) Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Act.

(ss) No Immunity. Neither the Company nor any of its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the State of Israel.

(tt) Industrial Company. The Company qualified as an “Industrial Company” within the definition of the Law for the Encouragement of Industry (Taxes), 5729-1969 in each of the last five years; and absent a change in such law, the Company intends to continue to so qualify for 2017.

(uu) Clinical Trials. The clinical and pre-clinical trials conducted by or, to the knowledge of the Company, after due inquiry, on behalf of or sponsored by the Company or its subsidiaries, (the “Clinical Studies”) that are described in, or the results of which are referred to in the General Disclosure Package, the Registration Statement and the Final Prospectus, as applicable, were, and if still pending are, being conducted in accordance and in compliance with the protocols, procedures and controls designed and approved for such Clinical Studies, with standard medical and scientific research procedures, including applicable statutes, rules and regulations of the European Medicines Agency, the U.S. Food and Drug Administration and other comparable regulatory agencies outside of the United States and the European Union to which they are subject (collectively, the “Regulatory Authorities”) and with current Good Clinical Practices and Good Laboratory Practices, except where the failure to be in compliance has not resulted and would not reasonably be expected to result in a Material Adverse Effect. The descriptions of the Clinical Studies in the General Disclosure Package, the Registration Statement and the Final Prospectus, or the results of the Clinical Studies which are referred to in the General Disclosure Package and the Final Prospectus, are accurate and complete descriptions in all material respects and present fairly the data derived therefrom. The Company has no knowledge of any other Clinical Study not disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, or the results of which are referred to in the General Disclosure Package and the Final Prospectus, the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the General Disclosure Package and the Final Prospectus. Except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, neither it nor any of its subsidiaries have received any written notices, correspondence or other written communications from the Regulatory Authorities requiring or threatening the termination, material modification or suspension of any clinical or pre-clinical trials that are disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, or the results of which are referred to in the General Disclosure Package, the Registration Statement and the Final Prospectus, other than ordinary course communications with respect to modifications in connection with the design and implementation of such trials, and, to the Company’s knowledge, there are no reasonable grounds for the same.

3. Purchase, Sale and Delivery of Offered Securities

(a) On the basis of the representations, warranties and agreements and subject to the terms and conditions set forth herein, the Company agrees to sell to the several Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price of $4.70 per Security, the respective number of Firm Securities set forth opposite the names of the Underwriters in Schedule A hereto.

(b) The Company will deliver the Firm Securities to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives against payment of the purchase price by the Underwriters in federal (same day) funds by wire transfer to an account at a bank acceptable to the Representatives at the office of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, at 10:00 A.M., New York time, on September 21, 2017 or at such other time not later than seven full business days thereafter as the Representatives and the Company determine, such time being herein referred to as the “First Closing Date”. For purposes of Rule 15c6-1 under the Exchange Act, the First Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to the offering. The Firm Securities so to be delivered or evidence of their issuance will be made available for checking at the above office of Skadden, Arps, Slate, Meagher & Flom LLP at least 24 hours prior to the First Closing Date.

(c) In addition, upon written notice from the Representatives given to the Company from time to time not more than 30 days subsequent to the date of the Final Prospectus, the Underwriters may purchase all or less than all of the Optional Securities at the purchase price per Security to be paid for the Firm Securities. The Company agrees to sell to the Underwriters the number of Optional Securities specified in such notice and the Underwriters agree, severally and not jointly, to purchase such Optional Securities. Such Optional Securities shall be purchased for the account of each Underwriter in the same proportion as the number of Firm Securities set forth opposite such Underwriter’s name bears to the total number of Firm Securities (subject to adjustment by the Representatives to eliminate fractions). No Optional Securities shall be sold or delivered unless the Firm Securities previously have been, or simultaneously are, sold and delivered. The right to purchase the Optional Securities or any portion thereof may be exercised from time to time and to the extent not previously exercised may be surrendered and terminated at any time upon notice by the Representatives to the Company.

(d) Each time for the delivery of and payment for the Optional Securities, being herein referred to as an “Optional Closing Date”, which may be the First Closing Date (the First Closing Date and each additional Optional Closing Date, if any, being sometimes referred to as a “Closing Date”), shall be determined by the Representatives but shall be not later than five full business days after written notice of election to purchase Optional Securities is given. The Company will deliver the Optional Securities being purchased on each Optional Closing Date to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives against payment of the purchase price therefor in federal (same day) funds by wire transfer to an account at a bank acceptable to the Representatives, at the above office of Skadden, Arps, Slate, Meagher & Flom LLP.  The Optional Securities being purchased on each Optional Closing Date or evidence of their issuance will be made available for checking at the above office of Skadden, Arps, Slate, Meagher & Flom LLP at a reasonable time in advance of such Optional Closing Date.

4. Offering by Underwriters.  It is understood that the several Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Final Prospectus.

5. Certain Agreements of the Company. The Company agrees with the several Underwriters that:

(a) Filing of Prospectuses.  The Company has filed or will file each Statutory Prospectus (including the Final Prospectus), in a form approved by the Representatives, with the Commission pursuant to and in accordance with Rule 424(b)(2) (or, if applicable and consented to by the Representatives, Rule 424(b)(5)) not later than the second business day following the earlier of the date it is first used or the execution and delivery of this Agreement.  The Company has complied and will comply with Rule 433. The Company will advise the Representatives promptly of any such filing pursuant to Rule 424(b) and provide satisfactory evidence to the Representatives of such timely filing.

(b) Filing of Amendments; Response to Commission Requests.  The Company will promptly advise the Representatives of any proposal to amend or supplement at any time the Registration Statement or any Statutory Prospectus and will not effect such amendment or supplementation without the Representatives’ consent; and the Company will also advise the Representatives promptly of (i) the filing of any amendment or supplementation of the Registration Statement or any Statutory Prospectus, (ii) any request by the Commission or its staff for any amendment to the Registration Statement, for any supplement to any Statutory Prospectus or for any additional information, (iii) the institution by the Commission of any stop order proceedings in respect of the Registration Statement or the threatening of any proceeding for that purpose, and (iv) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose.  The Company will use its reasonable best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof. If, at any time prior to the filing of the Final Prospectus pursuant to Rule 424(b), any event occurs as a result of which the General Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, the Company will (x) promptly notify the Representatives so that any use of the General Disclosure Package may cease until it is amended or supplemented; (y) amend or supplement the General Disclosure Package to correct such statement or omission; and (z) supply any amendment or supplement to the Representatives in such quantities as the Representatives may reasonably request.

(c) Continued Compliance with Securities Laws

(i) Registration Statement and Final Prospectus.  If, at any time when a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act by any Underwriter or dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Final Prospectus to comply with the Act, the Company will promptly notify the Representatives of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriters and the dealers and any other dealers upon request of the Representatives, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance.  Neither the Representatives’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7 hereof.

(ii) Testing-the-Waters Communications. If at any time following the distribution of any written Testing-the-Waters Communication there occurred or occurs an event or development as a result of which such written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission. Neither the Representatives’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7 hereof.

(d) Rule 158.  As soon as practicable, but in any event not later than 15 months after the date of this Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date of this Agreement which will satisfy the provisions of Section 11(a) of the Act and Rule 158 under the Act.

(e) Furnishing of Prospectuses.  The Company will furnish to the Representatives copies of the Registration Statement (five of which will be signed and will include all exhibits), any related Statutory Prospectus, and, so long as a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act, the Final Prospectus and all amendments and supplements to such documents, in each case in such quantities as the Representatives request. The Final Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, on the business day following the execution and delivery of this Agreement. All such other documents shall be so furnished as soon as available. The Company will pay the expenses of printing and distributing to the Underwriters all such documents.

(f) Blue Sky Qualifications.  The Company will arrange for the qualification of the Offered Securities for sale under the laws of such jurisdictions as the Representatives designate and will continue such qualifications in effect so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify as a foreign corporation or to execute a general consent to service of process in any such jurisdiction.

(g) Reporting Requirements.  During the period of five years hereafter, the Company will furnish to the Representatives and, upon request, to each of the other Underwriters, as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year; and the Company will furnish to the Representatives (i) as soon as available, a copy of each report of the Company filed with the Commission under the Exchange Act or mailed to shareholders, and (ii) from time to time, such other information concerning the Company as the Representatives may reasonably request.  However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system, or any successor system, it is not required to furnish such reports or statements to the Underwriters.

(h) Payment of Expenses.  The Company will pay all expenses incident to the performance of its obligations under this Agreement, including, but not limited to any filing fees and other expenses incurred in connection with (i) qualification of the Offered Securities for sale, (ii) determination of the Offered Securities’ eligibility for investment under the laws of each such jurisdictions as the Representatives designate, (iii) preparation and printing of memoranda relating to the sale of the Offered Securities (to the extent applicable), (iv) review by FINRA of the Offered Securities (including the fees and expenses of counsel for the Underwriters relating to such review, such fees and expenses of counsel, together with the fees and expenses of counsel to the Underwriters relating to the qualification of the Offered Securities for sale and determination of their eligibility for investment, not to exceed $20,000), (v) investor presentations or any “road show” in connection with the offering and sale of the Offered Securities (including, any travel expenses of the Company’s officers and employees), and (vii) any other expenses of the Company related to the performance of its obligations under this Agreement, including (A) 50% of the costs and expenses of chartering of airplanes, (B) fees and expenses incident to listing the Offered Securities on the NASDAQ Global Market and other national and foreign exchanges, (C) fees and expenses in connection with the registration of the Offered Securities under the Exchange Act, (D) expenses incurred in distributing preliminary prospectus supplements and the Final Prospectus (including any amendments and supplements thereto) to the Underwriters, and (E) expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors.

(i) Use of Proceeds.  The Company intends to use the net proceeds received in connection with the offering in the manner described in the “Use of Proceeds” section of the General Disclosure Package and, except as disclosed in the General Disclosure Package, the Registration Statement and the Final Prospectus, the Company does not intend to use any of the proceeds from the sale of the Offered Securities hereunder to repay any outstanding debt owed to any Underwriter or affiliate of any Underwriter.

(j) Absence of Manipulation.  The Company will not take, directly or indirectly, any action designed to or that would constitute or that is reasonably expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered Securities.

(k) Taxes.  The Company will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Offered Securities and on the execution and delivery of this Agreement.  All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(l) Restriction on Sale of Securities.  For the period specified below (the “Lock-Up Period”), the Company will not, directly or indirectly, take any of the following actions with respect to its Securities or any securities convertible into or exchangeable or exercisable for any of its Securities (“Lock-Up Securities”): (A) offer, sell, issue, contract to sell, pledge or otherwise dispose of Lock-Up Securities, (B) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, (C) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Lock-Up Securities, or (D) file with the Commission a registration statement under the Act relating to Lock-Up Securities, or publicly disclose the intention to take any such action, without the prior written consent of the Representatives, except that the Company may (1) issue and sell the Securities to be sold hereunder, (2) sell Lock-Up Securities in connection with the acquisition by the Company of the securities, business, property or assets of another person or entity or in connection with strategic partnership transactions; provided that each Person to whom Lock-Up Securities are issued agrees, prior to such transfer, to be bound in writing by the terms of an agreement substantially similar to those referenced in Section 7(l) hereof, provided further that the aggregate number of shares issued in all such acquisitions and transactions does not exceed 5% of the outstanding ordinary shares of the Company following the offering of the Offered Securities, (3) issue Lock-Up Securities pursuant to the terms of any employee share option plan, share ownership plan or dividend reinvestment plan in effect on the date hereof and described in the General Disclosure Package, the Registration Statement and the Final Prospectus, (4) issue Lock-Up Securities pursuant to the exercise of options granted pursuant to the terms of any such plan (provided that such Lock-Up Securities are not transferred during the Lock-Up Period), (5) issue Lock-Up Securities pursuant to the exercise of any other employee stock options outstanding on the date hereof (provided that such Lock-Up Securities are not transferred during the Lock-Up Period); or (6) file a registration statement on Form S-8 to cover securities issued in connection with the share option plans described in the General Disclosure Package, the Registration Statement and the Final Prospectus. The Lock-Up Period will commence on the date hereof and continue for 90 days after the date hereof or such earlier date that the Representatives consent to in writing.

(m) Emerging Growth Company Status. The Company will promptly notify the Representatives if the Company ceases to qualify as an Emerging Growth Company at any time prior to the later of (a) completion of the distribution of the Offered Securities within the meaning of the Act and (b) completion of the 90-day restricted period referred to in Section 5(l) hereof.

(n) Listing of Offered Securities. The Company will use its commercially reasonable efforts to have the Offered Securities accepted for listing on the NASDAQ Global Market and maintain the listing of the Offered Securities on the NASDAQ Global Market.

(o) Compliance with Israeli Securities Laws. The Company acknowledges, understands and agrees that the Offered Securities may be offered and sold in Israel only by the Underwriters and only to such Israeli investors listed in the First Addendum to the Israeli Securities Law (the “Addendum”) and who submit written confirmation to the Underwriters and the Company that such investor (A) falls within the scope of the Addendum and (B) is acquiring the Offered Securities for investment for its own account or, if applicable, for investment for clients who are investors listed in the Addendum and in any event not as a nominee, market maker or agent and not with a view to, or for the resale in connection with, any distribution thereof.

6. Free Writing Prospectuses.

(a) The Company represents and agrees that, unless it obtains the prior consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,”  as defined in Rule 405, required to be filed with the Commission.  Any such free writing prospectus consented to by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including the timely filing of such prospectus with the Commission where required, legending and record keeping. The Company represents that is has satisfied and agrees that it will satisfy the conditions in Rule 433 to avoid a requirement to file with the Commission any electronic road show.

(b) Each Underwriter hereby represents and agrees with the Company that it will not offer any Offered Securities to offerees in Israel, other than to investors listed in the Addendum; provided further that as a prerequisite to sale of any Offered Securities by the Underwriters to such Israeli investors, each of them shall be required to submit written confirmation to the Underwriters and the Company that such investor (a) falls within the scope of the Addendum; and (b) is acquiring the Offered Securities being offered to it for investment for its own account or, if applicable, for investment for clients who are investors listed in the Addendum and in any event not as a nominee, market maker or agent and not with a view to, or for the resale in connection with, any distribution thereof.

7. Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Firm Securities on the First Closing Date and the Optional Securities to be purchased on each Optional Closing Date will be subject to the accuracy of the representations and warranties of the Company herein (as though made on such Closing Date), to the accuracy of the statements of Company officers made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a) Accountants’ Comfort Letter.  The Representatives shall have received letters, dated, respectively, the date hereof and each Closing Date, of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, confirming that they are a registered public accounting firm and independent public accountants within the meaning of the Securities Laws and in form and substance reasonably satisfactory to the Representatives and previously agreed upon with counsel to the Representatives (except that, in any letter dated a Closing Date, the specified date referred to shall be a date no more than three days prior to such Closing Date).

(b) Filing of Prospectus.  The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof. Prior to such Closing Date, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or the Representatives, shall be contemplated by the Commission.

(c) No Material Adverse Change.  Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole which, in the judgment of the Representatives, is material and adverse and makes it impractical or inadvisable to market the Offered Securities; (ii) any downgrading in the rating of any debt securities of the Company by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating), or any announcement that the Company has been placed on negative outlook; (iii) any change in either U.S., or Israel or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Representatives, impractical to market or to enforce contracts for the sale of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iv) any suspension or material limitation of trading in securities generally on the New York Stock Exchange or the NASDAQ Stock Market, or any setting of minimum or maximum prices for trading on any such exchange; (v) or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (vi) any banking moratorium declared by any U.S. federal, New York or Israeli authorities; (vii) any major disruption of settlements of securities, payment, or clearance services in the United States or any other country where such securities are listed, or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or Israel, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Representatives, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.

(d) Opinion of U.S. Counsel for Company.  The Representatives shall have received an opinion and negative assurance letter, dated such Closing Date, of Latham & Watkins LLP, U.S. counsel for the Company, in form and substance reasonably satisfactory to the Representatives and previously agreed upon with counsel to the Representatives.

(e) Opinion of Israeli Counsel for Company.  The Representatives shall have received an opinion and negative assurance letter, dated such Closing Date, of Meitar Liquornik Geva Leshem Tal, Israeli counsel for the Company, in form and substance reasonably satisfactory to the Representatives and previously agreed upon with counsel to the Representatives.

(f)Opinion of German Counsel for the Company’s German Subsidiary. The Representatives shall have received an opinion, dated such Closing Date, of Rödl Rechtsanwaltsgesellschaft Steuerberatungsgesellschaft mbH (Rödl & Partner), counsel for MediWound Germany GmbH, substantially in the form agreed to with counsel to the Underwriters, in form and substance reasonably satisfactory to the Representatives and previously agreed upon with counsel to the Representatives.

(g) Opinion of General Counsel for the Company. The Representatives shall have received an opinion, dated such Closing Date, of Yaron Meyer, general counsel for the Company, substantially in the form agreed to with counsel to the Underwriters, in form and substance reasonably satisfactory to the Representatives and previously agreed upon with counsel to the Representatives.

(h) Opinion of U.S. Counsel for Underwriters.  The Representatives shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated such Closing Date, with respect to such matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they reasonably request with reasonable advance notice for the purpose of enabling them to pass upon such matters.

(i) Opinion of Israeli Counsel for Underwriters.  The Representatives shall have received from Gornitzky & Co., Israeli counsel for the Underwriters, such opinion or opinions, dated such Closing Date, with respect to such matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they reasonably request with reasonable advance notice for the purpose of enabling them to pass upon such matters.

(j) Officers’ Certificate.  The Representatives shall have received a certificate, dated as of such Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state that: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of his or her knowledge after reasonable investigation, are contemplated by the Commission; and, subsequent to the dates of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate.

(k) Chief Financial Officer’s Certificate.  The Representatives shall have received a certificate, dated as of the date hereof, of Sharon Malka, Chief Financial and Operations Officer of the Company, substantially in the form agreed to with counsel to the Underwriters, in form and substance reasonably satisfactory to the Representatives and previously agreed upon with counsel to the Representatives.

(l) Lock-up Agreements.  On or prior to the date hereof, the Representatives shall have received lockup letters from each of the executive officers and directors of the Company, and from each of the shareholders of the Company set forth on Schedule C, substantially in the form of Exhibit A hereto.

(m) Approval of Listing.  At such Closing Date, the Offered Securities shall have been approved for listing on the NASDAQ Global Market, subject only to official notice of issuance.

(n) No Objection.  FINRA shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements relating to the offering of the Offered Securities.

The Company will furnish the Representatives with such conformed copies of such opinions, certificates, letters and documents as the Representatives reasonably request.  The Representatives may in their sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of an Optional Closing Date or otherwise.

8. Indemnification and Contribution.

(a) Indemnification of Underwriters.  The Company will indemnify and hold harmless each Underwriter, its partners, members, directors, officers, employees, agents, affiliates and each Person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus, any Issuer Free Writing Prospectus or any Testing-the-Waters Communication, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

(b) Indemnification of Company.  Each Underwriter will severally and not jointly indemnify and hold harmless the Company, each of its directors and each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, a “Company Indemnified Party”), against any losses, claims, damages or liabilities to which such Company Indemnified Party may become subject, under the Act, the Exchange Act, other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Company Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Company Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Final Prospectus furnished on behalf of each Underwriter: the concession and reallowance figures appearing in the fifth paragraph under the caption “Underwriting” and the information contained in the sixteenth paragraph and in the last sentence of the seventeenth paragraph under the caption “Underwriting.”

(c) Actions against Parties; Notification.  Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b)  above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above.  In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 8 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement effected without its written consent if (x) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and the terms of such settlement and (y) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d) Contribution.  If the indemnification provided for in this Section 8 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b)  above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters on the other, from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Underwriters on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault of the Company, on the one hand, and the Underwriters, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.  The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d).

9. Default of Underwriters

(i) If any Underwriter or Underwriters default in their obligations to purchase Offered Securities hereunder on either the First Closing Date or any Optional Closing Date and the aggregate number of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of Offered Securities that the Underwriters are obligated to purchase on such Closing Date, the Representatives may make arrangements satisfactory to the Company for the purchase of such Offered Securities by other Persons, including any of the Underwriters, but if no such arrangements are made by such Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase on such Closing Date.

(ii) If any Underwriter or Underwriters so default and the aggregate number of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total number of Offered Securities that the Underwriters are obligated to purchase on such Closing Date and arrangements satisfactory to the Representatives and the Company for the purchase of such Offered Securities by other Persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 10 (provided that if such default occurs with respect to Optional Securities after the First Closing Date, this Agreement will not terminate as to the Firm Securities or any Optional Securities purchased prior to such termination).

(iii) As used in this Agreement, the term “Underwriter” includes any Person substituted for an Underwriter under this Section 9. Nothing herein will relieve a defaulting Underwriter from liability for its default.

10. Survival of Certain Representations and Obligations.  The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company or any of their respective representatives, officers or directors or any controlling Person, and will survive delivery of and payment for the Offered Securities. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 9 hereof, the Company will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities, and the respective obligations of the Company and the Underwriters pursuant to Section 8 hereof shall remain in effect.  In addition, if any Offered Securities have been purchased hereunder, the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect.

11. Notices.  All communications hereunder will be in writing and:

(i) if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to Cowen at Cowen and Company, LLC, 599 Lexington Avenue, New York, New York 10022, Attention: Head of Equity Capital Markets; and to Wells Fargo at Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York 10052, Attention: Equity Syndicate Department, or

(ii) if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at 42 Hayarkon St., Yavne 8122745, Israel, Attention: Yaron Meyer;

provided, however, that any notice to an Underwriter pursuant to Section 8 will be mailed, delivered or telegraphed and confirmed to such Underwriter.

12. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling Persons referred to in Section 8, and no other Person will have any right or obligation hereunder.

13. Representation of Underwriters.  The Representatives will act for the several Underwriters in connection with this financing, and any action under this Agreement taken by the Representatives, jointly, will be binding upon all the Underwriters.

14. Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

15. Absence of Fiduciary Relationship.  The Company acknowledges and agrees that:

(a) No Other Relationship.  The Representatives have been retained solely to act as underwriters in connection with the sale of Offered Securities and that no fiduciary, advisory or agency relationship between the Company and the Representatives has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Representatives have advised or are advising the Company on other matters;

(b) Arms’ Length Negotiations.  The price of the Offered Securities set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Representatives and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) Absence of Obligation to Disclose.  The Company has been advised that the Representatives and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Representatives have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) Waiver.  The Company waives, to the fullest extent permitted by law, any claims it may have against the Representatives for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Representatives shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any Person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of the Company.

16. Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

17. Applicable Law.

(a)This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

(b)The Company hereby agrees that the U.S. federal and New York state courts in the Borough of Manhattan, The City of New York shall have sole and exclusive jurisdiction over any suit or proceeding against the Underwriters arising out of or relating to this Agreement or the transactions contemplated hereby.  The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints Cogency Global Inc. as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the Person serving the same to the address provided in Section 11, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.  The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

The obligations of the Company pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than U.S. dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

If the foregoing is in accordance with the Representatives’ understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company and the several Underwriters in accordance with its terms.

Very truly yours, MediWound Ltd.

By: /s/ Gal Cohen	By: /s/ Sharon Malka
Name: Gal Cohen Title: Chief Executive Officer	Name: Sharon Malka Title: Chief Financial Officer

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

Acting on behalf of themselves and as the Representatives of the several Underwriters

By  Cowen and Company, LLC

By: /s/ Bill Follis
Name: Bill Follis
Title: Managing Director, Capital Markets

By  Wells Fargo Securities, LLC

By: /s/ David Herman
Name: David Herman
Title: Director

SCHEDULE A

Underwriter	Number of Firm Securities
Cowen and Company, LLC	2,200,000
Wells Fargo Securities, LLC	1,320,000
Oppenheimer & Co. Inc.	396,000
SunTrust Robinson Humphrey, Inc.	396,000
Aegis Capital Corp	88,000
Total	4,400,000

Sch. A-1

SCHEDULE B

1.	General Use Free Writing Prospectuses (included in the General Disclosure Package)

“General Use Issuer Free Writing Prospectus” includes each of the following documents:

None.

2.	Other Information Included in the General Disclosure Package

The following information is also included in the General Disclosure Package:

1.          Number of Firm Securities: 4,400,000

2.          Number of Optional Securities: 660,000

3.          Price per Ordinary Share to public (include accrued dividends, if any): $5.00

4.          Price per Ordinary Share to the Underwriters: $4.70

Sch. B-1

SCHEDULE C

1.	Clal Life Sciences L.P.

2.	Clal Biotechnology Industries Ltd.

3.	L.R. Research & Development Ltd.

Sch. C-1

Exhibit A

Form of Lock-Up Agreement

September [●], 2017
c/o MediWound Ltd.
42 Hayarkon Street
Yavne 8122745
 Israel

Cowen and Company, LLC
Wells Fargo Securities, LLC
 As Representatives of the Several Underwriters,

c/o Cowen and Company, LLC
599 Lexington Avenue, 27th Floor,
 New York, New York 10022

c/o Wells Fargo Securities, LLC
375 Park Avenue, 4th Floor,
 New York, New York 10152

Dear Sirs:

As an inducement to the Underwriters to execute the Underwriting Agreement (the “Underwriting Agreement”), pursuant to which an offering (the “Offering”) will be made that is intended to result in the sale of ordinary shares (the “Offered Shares”), NIS 0.01 par value per share (the “Securities”), of MediWound Ltd., a company organized under the laws of the State of Israel (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Cowen and Company, LLC (“Cowen”) and Wells Fargo Securities, LLC (“Wells Fargo” and, together with Cowen, the “Representatives”). In addition, the undersigned agrees that, without the prior written consent of Cowen and Wells Fargo, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

The Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 90 days after the public offering date set forth on the final prospectus supplement used to sell the Offered Shares (the “Public Offering Date”) pursuant to the Underwriting Agreement, to which you are or expect to become parties.  Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Underwriting Agreement.

Sch. C-2

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Lock-Up Agreement; provided, however, that the exercise of options to purchase Securities pursuant to employee benefit plans on the terms of such plans as in effect on the date of the final prospectus supplement relating to the Offering and described therein may be made, provided that, no public announcement or filing by any party under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise shall be required or shall be voluntarily made in connection with such exercise.  A transfer or disposition of Securities to the Company may be made by the undersigned to cover the payment of taxes due upon or consideration required in connection with the vesting, conversion or exercise of Securities issued pursuant to employee benefit plans on the terms of such plans as in effect on the date of the final prospectus supplement relating to the Offering and described therein, including the withholding of shares by, or surrender of shares to, the Company pursuant to a “net” or “cashless” exercise or settlement feature, provided, however, that no public announcement or filing by any party under the Exchange Act, or otherwise shall be required or shall be voluntarily made in connection with such transfer.  Any Securities acquired by the undersigned in the open market will not be subject to this Lock-Up Agreement, provided that, no public announcement or filing by any party under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with a subsequent sale or other disposition of such Securities. A transfer or disposition of Securities may be made by the undersigned (i) to an immediate family member (for purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship, by blood, marriage or adoption, not more remote than first cousin), (ii) to a trust for the benefit of an immediate family member, (iii) as a bona fide gift to a charity or educational institution may be made, or (iv) by operation of law, including pursuant to orders of a court or regulatory agency or a domestic order, provided that, in each case (i), (ii) or (iii), (a) such transfer shall not involve a disposition for value, and (b) the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer, provided further that, in each case (i), (ii), (iii) or (iv), no public announcement or filing by any party (donor, donee, transferor or transferee) under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with such transfer. If the undersigned is a corporation, partnership, limited liability company or other business entity, a distribution of Securities to limited or general partners, members, shareholders or other equity holders of the undersigned may also be made, provided that, (a) the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer, (b) such transfer shall not involve a disposition for value and (c) no public announcement or filing by any party (donor, donee, transferor or transferee) under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with such transfer. A transfer of Securities to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned or affiliates of the undersigned may also be made, provided that, (a) the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer and (b) no public announcement or filing by any party (donor, donee, transferor or transferee) under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with such transfer. If the undersigned is an individual, a transfer of Securities by will or intestacy may be made, provided that, (a) the transferee agrees to be bound by the terms of this Lock-Up Agreement prior to such transfer and (b) no public announcement or filing by any party (donor, donee, transferor or transferee) under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with such transfer. Any transfers of Securities to the Company, as required under any benefit plans or the Company’s articles of association, in connection with the repurchase by or forfeiture to the Company, of Securities issued pursuant to employee benefit plans as in effect on the date of the final prospectus supplement relating to the Offering and described therein may be made, provided, however, that the undersigned shall provide to Cowen and Wells Fargo two business days’ prior notice of any public filing or report regarding such transfer.

Nothing in this Lock-Up Agreement shall prevent the establishment by the undersigned of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided that, it shall be a condition to the establishment of any such Plan that no sales of the Securities or other share capital of the Company shall be made pursuant to such a Plan prior to the expiration of the Lock-Up Period referred to above; and provided further, that such a Plan may only be established if (a) no public announcement of the establishment thereof or the existence thereof and (b) no filing with the U.S. Securities and Exchange Commission or any other regulatory authority shall be required or shall be made voluntarily by the undersigned, the Company or any other person, prior to the expiration of the Lock-Up Period referred to above.

In furtherance of the foregoing, the Company and its transfer agent and registrar, or other entities serving a similar function, are hereby authorized to decline to make any transfer of Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The undersigned understands that the Company, Cowen and Wells Fargo will proceed with the Offering in reliance on this Lock-Up Agreement. This is a unilateral offer that can be accepted by countersigning below. Any change to this Lock-Up Agreement will not be binding unless brought to the attention of Cowen and Wells Fargo and accepted by them expressly in writing.

This Lock-Up Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Lock-Up Agreement shall lapse and become null and void if (i) the Public Offering Date shall not have occurred on or before November 30, 2017, (ii) prior to the execution of the Underwriting Agreement by the parties thereto, either the Representatives, on the one hand, or the Company, on the other hand, notifies the other(s) in writing that it does not intend to proceed with the Offering or (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Offered Shares to be sold thereunder. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours, By: ________________________ Name: Title

Date: __________________________

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